EXHIBIT A

CERTIFICATE OF

DESIGNATIONS, PREFERENCES, AND RIGHTS

OF

SERIES C CONVERTIBLE PREFERRED STOCK

OF GOOD TIMES RESTAURANTS INC.

Pursuant to Nevada Revised Statutes ("NRS") 78.1955

            The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors (the "Board of Directors") of Good Times Restaurants Inc., a Nevada corporation (the "Corporation"), pursuant to authority granted to the Board of Directors under Article IV of the Corporation's Articles of Incorporation, as amended (the "Articles of Incorporation"), and in accordance with the provisions of NRS 78.1955:

            RESOLVED, that pursuant to the authority invested in the Board of Directors by the Articles of Incorporation and out of the Corporation's preferred stock, $0.001 par value per share (the "Preferred Stock") authorized therein, 473,934 shares of the Preferred Stock be, and hereby are, created and designated as "Series C Convertible Preferred Stock," and the voting powers, preferences and relative, participating, optional and other special rights of the shares of the Series C Preferred Stock, and the qualifications, limitations, and restrictions of such shares (this "Certificate of Designations"), are as follows:

1.            Designation and Amount.  The shares of such series shall be designated "Series C Convertible Preferred Stock" (the "Series C Preferred Stock") and the number of shares constituting such series shall be 473,934.

2.            Dividends.

(a)        From and after the date of the issuance of any shares of Series C Preferred Stock (the "Original Issuance Date"), dividends shall accrue on such shares of Series C Preferred Stock at the rate of 8.0% per annum of the Series C Original Issue Price (as hereafter defined), subject to adjustment as provided in Section 2(c) (the "Accruing Dividends").  The Accruing Dividends shall be payable quarterly on August 15, November 15, February 15, and  May 15 of each year (each, a "Payment Date") and such dividends shall be cumulative if not paid.  The Corporation shall not declare, pay, or set aside any dividends on shares of Common Stock or any other stock ranking with respect to dividends or on liquidation junior to the Series C Preferred Stock (such stock being referred to hereinafter collectively as "Junior Stock") unless the holders of the Series C Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series C Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Accruing Dividends then accrued on such share of Series C Preferred Stock and not previously paid and (ii) to the extent that the Board of Directors duly approves a dividend to be paid on the Common Stock, the amount such holder would have received had such holder converted its Series C Preferred Stock into Common Stock

1 The Series C Original Issue Price shall be equal to two times the closing price of the Corporation's Common Stock on the day prior to execution of the Securities Purchase Agreement.

immediately prior to such distribution.  For purposes hereof, the term "Series C Original Issue Price" shall mean $4.22 per share,1 subject to appropriate adjustment in the event of any stock dividend, stock split, stock distribution, combination, or other similar recapitalization with respect to the Series C Preferred Stock.

(b)        Notwithstanding anything in this Certificate of Designations to the contrary, if at any time after the Original Issuance Date, the Aggregate Cash Flow (as hereafter defined) of the Corporation for its four preceding fiscal quarters is less than 150% of the Company's aggregate of its principal and interest debt payments and capital lease payments during that period, as determined in the good faith discretion of the Board of Directors, the Accruing Dividends shall not be payable until a Payment Date upon which the foregoing condition no longer exists.  At such Payment Date the Corporation shall pay the Accruing Dividends (without interest thereon) due on that Payment Date together with any other accrued but unpaid Accruing Dividends to the extent that the subtraction of such accrued but unpaid Accruing Dividends and of the Accruing Dividends due and paid on such Payment Date from Aggregate Cash Flow for such four preceding fiscal quarters does not cause the Aggregate Cash Flow for such four preceding fiscal quarters to become less than 150% of the Corporation's aggregate principal and interest debt payments and capital lease payments during that period.  For purposes hereof, the term "Aggregate Cash Flow" shall mean the net income of the Corporation, plus interest, depreciation and amortization expenses, plus or minus other non-cash adjustments to net income, and less Accruing Dividends paid during the applicable fiscal quarters, as determined in the good faith discretion of the Board of Directors.

(c)        If the Series C Preferred Stock has not been converted to Common Stock within 18 months following the Original Issuance Date, thereafter (i) the rate of Accruing Dividends shall increase to 15% per annum from the date that is 18 months after the Original Issuance Date until converted or until the Series C Preferred Stock is no longer outstanding, and (ii) the Corporation may upon the approval of a majority of the disinterested Directors of the Corporation, and with 20 days prior written notice to the holders of the Series C Preferred Stock, redeem all or from time to time a portion of the Series C Preferred Stock by the payment for such redeemed Series C Preferred Stock of the Series C Liquidation Preference Payment set forth in Section 3(a) below.

3.            Liquidation.

(a)        In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holders of shares of Series C Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Junior Stock upon such liquidation, dissolution, or winding up, an amount equal to (i) the Series C Original Issue Price per share, plus (ii) an amount equal to all Accruing Dividends accrued but unpaid on each share computed to the date payment thereof is made (the "Series C Liquidation Preference Payment").  If upon any such liquidation, dissolution, or winding up of the Corporation the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series C Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series C Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

(b)        Upon any such liquidation, dissolution, or winding up of the Corporation, immediately after the holders of Series C Preferred Stock shall have been paid in full the Series C Liquidation Preference Payment, the remaining net assets of the Corporation available for distribution shall be distributed among the holders of Junior Stock.

(c)        The consolidation or merger of the Corporation into or with any other entity or entities which results in the exchange of more than fifty percent of the voting power or shares of the Corporation for securities or other consideration issued or paid or caused to be issued or paid by any such entity or affiliate thereof (other than a merger to reincorporate the Corporation in a different jurisdiction), and the sale, lease, transfer, or other disposition (but exclusive of a collateral pledge) by the Corporation of all or substantially all its assets, shall be deemed a liquidation, dissolution, or winding up of the Corporation within the meaning of the provisions of this Section 3.

4.            Voting.

(a)        Each issued and outstanding share of Series C Preferred Stock, shall be entitled to the number of votes equal to the number of shares of Common Stock into which each such share of Series C Preferred Stock is then convertible, at each meeting of stockholders of the Corporation (or pursuant to any action by written consent) with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration.  Except as provided by law and by the provisions of Section 4(b) below, holders of Series C Preferred Stock shall vote together with the holders of Common Stock as a single class.

(b)        In addition to any other rights provided by law, for as long as at least three-fourths of the shares of Series C Preferred Stock remain outstanding and for so long as at least three-fourths of the shares of Common Stock into which the Series C Preferred Stock has been converted remains held by the former holders of such converted Series C Preferred Stock, the Corporation shall not, and shall not cause or permit any of its subsidiaries to, (whether by merger, recapitalization or otherwise), either directly or indirectly, without the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series C Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(i)         Liquidate, dissolve or wind up the Corporation; consolidate or merge into or with any other entity or entities which results in the exchange of more than fifty percent of the voting power or shares of the Corporation (other than a merger to reincorporate the Corporation in a different jurisdiction); or sell, lease, abandon, transfer, or otherwise dispose of all or substantially all of the Company's total assets (but exclusive of a collateral pledge);

(ii)        Enter into any material agreement for the acquisition of another entity outside of its core business operations;

(iii)       Amend, alter, or repeal the Corporation's Articles of Incorporation (including this Certificate of Designations);

(iv)       Institute any increase in the outstanding shares of Preferred Stock of any class or series or issue any Common Stock in a material amount at less than $3.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, stock distribution, combination, or other similar recapitalization with respect to the Common Stock), other than pursuant to commitments or rights outstanding on the date of this Certificate of Designations or pursuant to options or other equity incentives granted at any time to employees, consultants, or Directors of the Corporation (provided that such excluded options or equity incentives are approved by a majority of the disinterested members of the Board of Directors);

(v)        Cause any redemption, repurchase, or other acquisition for value of any of the Corporation's equity securities, other than from present or former consultants, directors, or employees pursuant to the terms of a stock option plan of the Corporation;

(vi)       Institute any amendment of the Bylaws of the Corporation  which is directly detrimental to the rights and preferences of the Series C Preferred Stock;

(vii)      Institute any payment of cash dividends or other distributions on any shares of Common Stock;

(viii)     Enter into any debt agreements in excess of $500,000, other than the refinance or extension of the existing PFGI II LLC note payable; or

(ix)       Increase the maximum number of directors constituting the Board of Directors of the Corporation in excess of seven.

5.         Conversion.

(a)        Right to Convert.  Subject to the terms and conditions of this Section 5, the holders of Series C Preferred Stock shall have the right at any time to convert outstanding shares of Series C Preferred Stock into fully paid and nonassessable shares of Common Stock, at an initial conversion ratio of two shares of Common Stock for each one share of Series C Preferred Stock surrendered for conversion, subject to adjustment as provided in Sections 5(d) and 5(e) below.  Such right of conversion shall be exercised by a holder of Series C Preferred Stock by giving written notice to the Corporation stating that the holder elects to convert a stated number of shares of Series C Preferred Stock into Common Stock and by surrender of a certificate or certificates for the shares so to be converted to the Corporation at its principal office (or such other office or agency of the Corporation as the Corporation may designate by notice in writing to the holders of the Series C Preferred Stock) at any time during its usual business hours on the date set forth in such notice, together with a statement of the name or names, with addresses, in which the certificate or certificates for shares of Common Stock shall be issued.

(b)        Issuance of Certificate; Time Conversion Effected.  Promptly after the receipt of the written notice referred to in Section 5(a) and surrender of the certificate or certificates for the share or shares of Series C Preferred Stock to be converted, the Corporation shall issue and deliver, to the holder, registered in such name or names as such holder may direct, a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion of such shares of Series C Preferred Stock.  Such conversion shall be deemed to have been effected as of the close of business on the date on which such written notice shall have been received by the Corporation and the certificate or certificates for such share or shares shall have been surrendered, and at such time the rights of the holder of such share or shares of Series C Preferred Stock shall cease and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby.  Upon any such conversion, all accrued but unpaid Accruing Dividends shall be paid in cash within seven days following the conversion date (unless there are no legally available funds with which to make such cash payment, in which event such cash payment shall be made as soon as possible).

(c)        Fractional Shares; Partial Conversion.  No fractional shares shall be issued upon conversion of Series C Preferred Stock into Common Stock.  If any fractional share of Common Stock would, except for the provisions of the foregoing sentence, be delivered upon such conversion, the Corporation, in lieu of delivering such fractional share, shall pay to the holder surrendering the Series C Preferred Stock for conversion an amount in cash equal to the current fair market value of such fractional share as determined in the good faith discretion of the Board of Directors.  If the number of shares of Series C Preferred Stock represented by the certificate or certificates surrendered pursuant to Section 5(a) exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder, at the expense of the Corporation, a new certificate or certificates for the number of shares of Series C Preferred Stock represented by the certificate or certificates surrendered which are not converted.

(d)       Subdivision or Combination of Common Stock.  In case the Corporation shall at any time subdivide (by stock split, stock dividend, or otherwise) its outstanding shares of Common Stock into a greater number of shares, the number of shares of Common Stock into which the Series C Preferred Stock is convertible shall be proportionately increased.  In case the Corporation shall at any time combine (by reverse stock split or otherwise) its outstanding shares of Common Stock into a lesser number of shares, the number of shares of Common Stock into which the Series C Preferred Stock is convertible shall be proportionately decreased.

(e)        Reorganization or Reclassification.  If any capital reorganization or reclassification of the capital stock of the Corporation shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities, or assets with respect to or in exchange for Common Stock, then, as a condition of such reorganization or reclassification, lawful and adequate provisions shall be made whereby each holder of Series C Preferred Stock shall upon conversion of the Series C Preferred Stock as described in this Certificate of Designations have the right to receive, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately therefor receivable upon the conversion of such share or shares of Series C Preferred Stock, such shares of stock, securities, or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of Common Stock equal to the number of shares of such Common Stock immediately receivable upon such conversion had such reorganization or reclassification not taken place.  In any such case, appropriate provisions shall be made with respect to the rights and interests of such holder to the end that the provisions hereof shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities, or assets thereafter deliverable upon the exercise of such conversion rights.

(f)        Mandatory Conversion.  At any time after 36 months following the Original Issuance Date, the Corporation may, at its option, upon at least 20 days' written notice to the holders of Series C Preferred Stock pursuant to Section 5(g) below, demand that each share of Series C Preferred Stock be automatically converted into shares of Common Stock; provided, however, that each of the following conditions is satisfied:

(i)         The Common Stock shall have a trailing 20 consecutive trading day volume weighted average price ("VWAP") of not less than $3.50 per share.  The formula for the VWAP shall be calculated as follows:  for each trade during the 20 day period prior to the date of the mandatory conversion notice, the number of shares traded shall be multiplied by the trade price with the product of each such transaction summed and the total of all such products divided by the total number of shares traded over such 20-day period.  In the event of any subdivision or combination of Common Stock as described in Section 5(d), the foregoing $3.50 per share of Common Stock VWAP shall be proportionately decreased or increased to reflect such changed number of outstanding shares of Common Stock;

(ii)        The average daily volume shall not be less than 50,000 shares per day for each of the 20 trading days prior to the date of the mandatory conversion notice;

(iii)       At the time of such notice, the Common Stock of the Corporation shall be listed for trading on a nationally recognized securities exchange or automated quotation system and for a continuous period of at least three months prior to the date of such notice; and

(iv)       During the foregoing three-month period, the Corporation shall have publicly reported its financial results for its most recently completed fiscal quarter prior to the date of such notice.

            Notwithstanding the foregoing, each share of Series C Preferred Stock shall automatically be converted into shares of Common Stock in the event of (A) an underwritten public offering of shares of the Corporation's stock at a per-share offering price (prior to underwriting commissions and expenses) of not less than $3.00 per share (as adjusted for stock splits and combinations) and for total gross offering proceeds of not less than $10,000,000 (a "Qualified Public Offering"), or (B) a sale of all or substantially all of the assets of the Corporation which has the effect of valuing the Common Stock of the Corporation at not less than $3.00 per share.  In the event of any subdivision or combination of Common Stock as described in Section 5(d), the foregoing $3.00 per share of Common Stock consideration shall be proportionately decreased or increased to reflect such changed number of outstanding shares of Common Stock.

(g)        Notice of Mandatory Conversion; Conversion Procedure.  All holders of record of shares of Series C Preferred Stock shall be given at least 20 days' prior written notice of the date fixed and the place designated for mandatory conversion of all of such shares of Series C Preferred Stock pursuant to Section 5(f).  Such notice shall be sent by mail, first class, postage prepaid, to each record holder of shares of Series C Preferred Stock at such holder's address appearing on the stock register.  On or before the date fixed for conversion, each holder of shares of Series C Preferred Stock shall surrender its certificates or certificates for all such shares to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 5.  All certificates evidencing shares of Series C Preferred Stock which are required to be surrendered for conversion in accordance with the provisions hereof shall, from and after the date such certificates are so required to be surrendered, be deemed to have been retired and canceled and the shares of Series C Preferred Stock represented thereby converted into shares of Common Stock as described above for all purposes, notwithstanding the failure of the holder or holders thereof to surrender such certificates on or prior to such date.   Upon any such mandatory conversion of Series C preferred Stock, all accrued but unpaid Accruing Dividends thereon shall be paid in cash within seven days following the conversion date (unless there are no legally available funds with which to make such cash payment, in which event such cash payment shall be made as soon as possible).

(h)        Stock to be Reserved.  The Corporation shall at all times reserve and keep available out of its authorized Common Stock, solely for the purpose of issuance upon the conversion of Series C Preferred Stock as herein provided, such number of shares of Common Stock as shall then be issuable upon the conversion of all outstanding shares of Series C Preferred Stock.  The Corporation covenants that all shares of Common Stock which shall be so issued shall be duly and validly issued and fully paid and nonassessable and free from all taxes, liens, and charges with respect to the issue thereof.  The Corporation shall take all such action as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or regulation, or of any requirement of any securities exchange upon which the Common Stock may be listed.

(i)         Closing of Books.  The Corporation shall at no time close its transfer books against the transfer of any Series C Preferred Stock or of any shares of Common Stock issued or issuable upon the conversion of any shares of Series C Preferred Stock in any manner which interferes with the timely conversion of such Series C Preferred Stock, except as may otherwise be required to comply with applicable securities laws.

6.         Amendments.  No provision of this Certificate of Designations of the terms of the Series C Preferred Stock may be amended, modified, or waived without the written consent or affirmative vote of the holders of a majority of the then-outstanding shares of Series C Preferred Stock.

            IN WITNESS WHEREOF, Good Times Restaurants Inc. has caused this Certificate of Designations, Preferences, and Rights of Series C Convertible Preferred Stock to be duly executed by its President and Chief Executive Officer this __ day of _________, 2012.

                                                                              GOOD TIMES RESTAURANTS INC.

                                                                              By: _______________________________

                                                                              Name:   Boyd E. Hoback

                                                                              Its:        President and Chief Executive Officer